

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

FU Wah
Chief Executive Officer
KING RESOURCES INC
Unit 1813, 18/F, Fo Tan Industrial Centre
26-28 Au Pui Wan Street
Fo Tan, Hong Kong

>   **Re: KING RESOURCES INC**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed March 25, 2022**
>   **File No. 000-56396**

Dear Mr. Wah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10 filed March 25, 2022

Introductory Comment, page ii

1.   We note your revisions in response to comment 2. You have defined the Accelerating Holding Foreign Companies Accountable Act as the HFCAA. In this regard, please note that the HFCAA finalized by the SEC differs from the Accelerating Holding Foreign Companies Act, which was passed by the Senate in June 2021. Please revise. In addition, we note that beginning on page 15, the HFCAA is referred to the HFCA Act. Please revise for consistency.

2.   We note your response to comment 3. Disclose how you determined no permissions or approvals were required. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

3.   We note your response to comment 9 and reissue in part. Please revise your summary of risk factors to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Please ensure that your summary of risk factors and risk factors discussion address both the current risks of operating in Hong Kong, and the potential risks of expanding into China.

Transfers of Cash to and from Our Subsidiaries, page v

4.   We note your response to comment 4. Disclose whether you have cash management policies and procedures that dictate how funds are transferred.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Jenny Chen-Drake